Room 4561

July 5, 2006

Mr. Douglas G. Bergeron
Chairman and Chief Executive Officer
VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110

Re: **VeriFone Holdings, Inc.**
     Registration Statement on Form S-4 filed June 9, 2006
     File No. 333-134928

Dear Mr. Bergeron:

        This is to advise you that we have limited our review of the above filings to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Cover Page

1.   Please clarify here and elsewhere, as appropriate, the basis for the consideration being paid by VeriFone for Lipman's shares of common stock. As you appear to indicate on page 4, the three options for the form of consideration to receive are based on an exchange ratio that values Lipman's common stock at $29.07 per share, as reduced by the per share amount of a yet-to-be-announced special cash dividend, and VeriFone's common stock at $29.53 per share (at which price the value of the mixed consideration and the stock consideration are equal to the value of the cash consideration). Please consider whether a tabular presentation would better convey the three options for the type of consideration to receive and the relationship to the valuations. Please further disclose on this cover page whether such exchange ratio is subject to change.

2.   Please briefly and clearly explain the purpose of the proration and its effect with respect to the various consideration elections by Lipman shareholders. Your current formulaic discussion of the proration provision appears unnecessarily confusing. Please discuss the fact that a set number of shares and amount of cash are to be distributed and each shareholder's realization of their cash-only or stock-only consideration election requires an offsetting cash-only or stock-only consideration election. Please also disclose the maximum number of shares and the amount of cash payable by VeriFone in the transaction as of a recent date. We note your later estimate of the consistency of the total consideration.

3.   Please advise us whether you have considered establishing a toll-free number that Lipman shareholders may call to obtain information concerning the specific consideration that would be applicable once the special cash dividend is paid.

Questions and Answers About the Special Meetings, page 6

4.   As it appears that the election by Lipman's shareholders regarding the type of merger consideration to be received will not occur at the same time as the special meeting, please advise us of your consideration of the applicability of the tender offer rules to the cash election. Please see Release No. 34-14699 for additional guidance.

5.   We note your disclosure on page 8 that a form of election is being delivered with the proxy statement/prospectus. It appears that such form should be filed as an exhibit to your registration statement pursuant to Item 601(b)(4) or (10) of Regulation S-K.

*   *   *   *

As appropriate, please amend your filings in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act and Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Scott D. Miller, Esq.
        Sullivan & Cromwell LLP
        1870 Embarcadero Road
        Palo Alto, California 94303
        Telephone: (560) 461-5600
        Facsimile: (560) 461-5700